Exhibit 99.1

News Release

Suncor announces pricing of tender offers for certain outstanding series of notes

Calgary, Alberta (October 3, 2024) – Suncor Energy Inc. (“Suncor”) (TSX: SU) (NYSE: SU) announced today the total consideration payable in connection with its previously announced tender offers (the “Tender Offers”) to purchase for cash: (i) up to C$1,000,000,000 aggregate principal amount (the “Pool 1 Maximum Amount”), of its 6.50% Notes due 2038 and 6.80% Notes due 2038 (collectively, the “Pool 1 Notes”) and (ii) up to C$100,000,000 aggregate principal amount (the “Pool 2 Maximum Amount” and, together with the Pool 1 Maximum Amount, the “Maximum Amounts”), of its 3.10% Series 6 Medium Term Notes due 2029, 3.00% Series 5 Medium Term Notes due 2026, 6.00% Notes due 2042, 5.35% Notes due 2033, 5.95% Notes due 2035, 5.00% Series 7 Medium Term Notes due 2030 and 5.39% Series 4 Medium Term Notes due 2037 (collectively, the “Pool 2 Notes” and, together with the Pool 1 Notes, the “Notes”), subject to prioritized acceptance levels listed in the table below (“Acceptance Priority Levels”) and the terms and conditions of the Tender Offers.

“This tender captures significant economic value while retiring substantial long-term debt. Our ongoing operational and financial momentum continues to drive us towards our net debt target, with this action representing another key milestone on that path,” said Rich Kruger, President and CEO. “This tender also illustrates our unwavering commitment to a strong, resilient balance sheet and industry-leading shareholder returns.”

The table below sets forth, among other things, the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on October 2, 2024 (the “Early Tender Date”) and expected to be accepted for purchase in each Tender Offer, the approximate proration factor for such Notes and the Total Consideration for each series of such Notes, as calculated at 11:00 a.m., New York City time, today, October 3, 2024.

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	Title of Security(1)	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level(2)	Par Call Date(3)	Maturity Date	Reference Security	Fixed Spread	Reference Yield	Principal Amount Tendered at Early Tender Date	Principal Amount Expected to be Accepted	Approximate Proration Factor	Total Consideration (4)
Pool 1 Tender Offers	6.50% Notes due 2038	867229AE6 / US867229AE68	US$954,042,000	1	N/A	June 15, 2038	3.875% UST due August 15, 2034	135	3.830%	US$478,505,000	US$478,505,000	100%	US$1,128.19
	6.80% Notes due 2038(5)	71644EAJ1 / US71644EAJ10	US$881,081,000	2	N/A	May 15, 2038	3.875% UST due August 15, 2034	140	3.830%	US$569,818,000	US$260,047,000	45.7%	US$1,151.41
Pool 2 Tender Offers	3.10% Series 6 Medium Term Notes due 2029	86721ZAP4 / CA86721ZAP41	C$78,743,000	1	February 24, 2029	May 24, 2029	2.25% Government of Canada Bond due June 1, 2029	120	2.759%	C$13,355,000	C$13,355,000	100%	C$963.95
	3.00% Series 5 Medium Term Notes due 2026	86721ZAM1 / CA86721ZAM10	C$115,182,000	2	June 14, 2026	September 14, 2026	1.50% Government of Canada Bond due June 1, 2026	70	3.014%	C$19,568,000	C$19,568,000	100%	C$986.76
	6.00% Notes due 2042(6)	13643EAH8, C18885AF7 / US13643EAH80, USC18885AF71	US$31,625,000	3	October 1, 2041	April 1, 2042	4.125% UST due August 15, 2044	200	-	US$0	US$0	-	-
	5.35% Notes due 2033(5)	716442AH1 / US716442AH16	US$118,367,000	4	N/A	July 15, 2033	3.875% UST due August 15, 2034	105	3.830%	US$27,860,000	US$27,860,000	100%	US$1,033.14
	5.95% Notes due 2035(5)	71644EAG7 / US71644EAG70	US$199,271,000	5	N/A	May 15, 2035	3.875% UST due August 15, 2034	125	3.830%	US$70,795,000	US$21,679,000	30.6%	US$1,070.60
	5.00% Series 7 Medium Term Notes due 2030	86721ZAQ2 / CA86721ZAQ24	C$154,041,000	6	January 9, 2030	April 9, 2030	1.25% Government of Canada Bond due June 1, 2030	125	-	C$38,183,000	C$0	-	-
	5.39% Series 4 Medium Term Notes due 2037	86721ZAB5 / CA86721ZAB54	C$279,124,000	7	N/A	March 26, 2037	2.75% Government of Canada Bond due December 1, 2055	165	-	C$53,915,000	C$0	-	-

(1)	The 6.50% Notes due 2038, 6.80% Notes due 2038, 6.00% Notes due 2042, 5.35% Notes due 2033 and 5.95% Notes due 2035 are referred to herein as the “US$ Notes.” The 3.10% Series 6 Medium Term Notes due 2029, 3.00% Series 5 Medium Term Notes due 2026, 5.00% Series 7 Medium Term Notes due 2030 and 5.39% Series 4 Medium Term Notes due 2037 are referred to herein as the “C$ Notes.”
(2)	Subject to the Maximum Amounts and proration, if applicable, the principal amount of each series of Notes that is purchased in each Tender Offer will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order) specified in this column in the manner described in the Offer to Purchase (as defined below).
(3)	The calculation of the applicable U.S. Total Consideration (as defined below) for each series of US$ Notes and the calculation of the applicable Canadian Total Consideration (as defined below) for each series of C$ Notes was performed taking into account such par call date, if any, or maturity date, in accordance with market practice.

(4)	The applicable consideration for each series of US$ Notes (the “U.S. Total Consideration”) offered per each US$1,000 principal amount of each series of US$ Notes validly tendered prior to or at the Early Tender Date and accepted for purchase pursuant to the applicable Tender Offer was determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes (the “Fixed Spread”) specified in the table above, plus the applicable yield based on the bid-side price of the applicable U.S. reference security specified in the table above as displayed on the applicable Bloomberg Reference Page at 11:00 a.m., New York City time, on the date hereof. The applicable consideration for each series of C$ Notes (the “Canadian Total Consideration” and, together with the U.S. Total Consideration, the “Total Consideration”) offered per C$1,000 principal amount of each series of C$ Notes validly tendered prior to or at the Early Tender Date and accepted for purchase pursuant to the applicable Tender Offer was determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread specified in the table above, plus the applicable yield based on the bid-side price of the applicable Canadian reference security specified in the table above as displayed on the applicable Bloomberg Reference Page at 11:00 a.m., New York City time, on the date hereof. The Total Consideration for each series of Notes is inclusive of the applicable early tender payment, being the amount in cash equal to US$30 and C$30 per US$1,000 and C$1,000, respectively, principal amount of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase. The Total Consideration for each series of Notes does not include the applicable accrued and unpaid interest, which will be payable in addition to the applicable Total Consideration.
(5)	Such Notes were issued by Petro-Canada; Suncor assumed the obligations for such Notes in 2009.
(6)	Such Notes were issued by Canadian Oil Sands Limited; Suncor assumed the obligations for such Notes in 2016.

The Tender Offers are being made upon the terms, and subject to the conditions, previously described in the offer to purchase dated September 19, 2024, as amended and supplemented by Suncor’s news release on October 2, 2024 (as so amended, the “Offer to Purchase”). Suncor refers investors to the Offer to Purchase for the complete terms and conditions of the Tender Offers.

Withdrawal rights for the Notes expired at 5:00 p.m., New York City time, on the Early Tender Date. The Tender Offers for the Notes will expire at 5:00 p.m., New York City time, on October 18, 2024, or any other date and time to which Suncor extends the applicable Tender Offer, unless earlier terminated. As previously announced, Suncor expects to elect to exercise its right to make payment on October 7, 2024 (the “Early Settlement Date”) for Notes that were validly tendered prior to or at the Early Tender Date and that are accepted for purchase. Suncor intends to fund the purchase of validly tendered and accepted Notes on the Early Settlement Date with cash on hand.

For purposes of calculating the portion of the Maximum Amounts attributable to each series of US$ Notes, the aggregate principal amount of US$ Notes tendered in the applicable Tender Offer shall be converted to Canadian dollars based on the exchange rate of one U.S. dollar for 1.3540 Canadian dollars, as shown on the FXC page displayed on the Bloomberg Pricing Monitor at 11:00 a.m., New York City time, on the date hereof.

Because the Pool 1 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate principal amount that exceeds the Pool 1 Maximum Amount, Suncor does not expect to accept for purchase all Pool 1 Notes that have been validly tendered and not validly withdrawn prior to or at the Early Tender Date. Rather, subject to the Pool 1 Maximum Amount and the Acceptance Priority Levels set forth in the table above, in each case as further described in the Offer to Purchase, Suncor expects to accept for purchase all of the 6.50% Notes due 2038 validly tendered and not validly withdrawn prior to or at the Early Tender Date. Suncor expects to accept for purchase the 6.80% Notes due 2038 validly tendered and not validly withdrawn prior to or at the Early Tender Date on a prorated basis using a proration factor of approximately 45.7%. As described further in the Offer to Purchase, Notes tendered and not accepted for purchase will be promptly credited to the tendering holder’s account. Additionally, because the Pool 1 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate principal amount that exceeds the Pool 1 Maximum Amount, Suncor does not expect to accept for purchase any Pool 1 Notes tendered after the Early Tender Date on a subsequent settlement date.

Because the Pool 2 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate principal amount that exceeds the Pool 2 Maximum Amount, Suncor does not expect to accept for purchase all Pool 2 Notes that have been validly tendered and not validly withdrawn prior to or at the Early Tender Date. Rather, subject to the Pool 2 Maximum Amount and the Acceptance Priority Levels set forth in the table above, in each case as further described in the Offer to Purchase, Suncor expects to accept for purchase all of the 3.10% Series 6 Medium Term Notes due 2029, 3.00% Series 5 Medium Term Notes due 2026 and 5.35% Notes due 2033 validly tendered and not validly withdrawn prior to or at the Early Tender Date. Suncor expects to accept for purchase the 5.95% Notes due 2035 validly tendered and not validly withdrawn prior to or at the Early Tender Date on a prorated basis using a proration factor of approximately 30.6%. Suncor does not expect to accept for purchase any 5.00% Series 7 Medium Term Notes due 2030 or 5.39% Series 4 Medium Term Notes due 2037. As described further in the Offer to Purchase, Notes tendered and not accepted for purchase will be promptly credited to the tendering holder’s account. Additionally, because the Pool 2 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate principal amount that exceeds the Pool 2 Maximum Amount, Suncor does not expect to accept for purchase any Pool 2 Notes tendered after the Early Tender Date on a subsequent settlement date.

The applicable Total Consideration listed in the table above will be paid per US$1,000 or C$1,000, as applicable, principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the applicable Tender Offer on the Early Settlement Date. Only holders of Notes who validly tendered and did not validly withdraw their Notes prior to or at the Early Tender Date are eligible to receive the applicable Total Consideration for Notes accepted for purchase. Holders will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Early Settlement Date.

All Notes accepted for purchase will be retired and cancelled and will no longer remain outstanding obligations of Suncor.

The Tender Offers are subject to the satisfaction or waiver of certain conditions, which are specified in the Offer to Purchase. The Tender Offers are not conditioned on any minimum principal amount of Notes being tendered.

Information relating to the Tender Offers

CIBC World Markets Corp., CIBC World Markets Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “CIBC”), J.P. Morgan Securities LLC, J.P. Morgan Securities Canada Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “J.P. Morgan”), Mizuho Securities USA LLC, Mizuho Securities Canada Inc. (solely with respect to the C$ Tender Offers) (together, “Mizuho”), RBC Capital Markets, LLC, RBC Dominion Securities Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “RBC”), Scotia Capital (USA) Inc. (“Scotiabank”), TD Securities (USA) LLC and TD Securities Inc. (solely with respect to the Tender Offers for the C$ Notes) (together, “TD Securities”) are acting as the Dealer Managers for the Tender Offers. For additional information regarding the terms of the Tender Offers, please contact CIBC at (800) 282-0822 (toll free) or (212) 455-6427 (collect), J.P. Morgan at (866) 834-4666 (toll free) or (212) 834-4818 (collect), Mizuho at (866) 271-7403 (toll free) or (212) 205-7736 (collect), RBC at (877) 381-2099 (toll free), (212) 618-7843 (collect U.S.) or (416) 842-6311 (collect Canada), Scotiabank at (800) 372-3930 (toll free) or (212) 225-5000 (collect), or TD Securities at (866) 584-2096 (toll free), (212) 827-2842 (collect U.S.) or (416) 982-2243 (collect Canada). Global Bondholder Services Corporation will act as the information agent and the tender agent for the Tender Offers for the US$ Notes. Computershare Investor Services Inc. will act as the tender agent for the Tender Offers for the C$ Notes. Questions or requests for assistance related to the Tender Offers or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at (855) 654-2014 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers. The Offer to Purchase can be accessed at the following website: https://www.gbsc-usa.com/suncor.

The full details of the Tender Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders are strongly encouraged to carefully read the Offer to Purchase, including the documents incorporated by reference therein, because they contain important information. The Offer to Purchase may be obtained from Global Bondholder Services Corporation, free of charge, by calling (212) 430-3774 (for banks and brokers) or (855) 654-2014 (for all others, toll-free).

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, or the solicitation of tenders with respect to the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The Tender Offers are being made solely pursuant to the Offer to Purchase made available to holders of the Notes. None of Suncor or its affiliates, their respective boards of directors, the dealer managers, the tender agents, the information agent or the trustee with respect to any series of Notes is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Notes in response to the Tender Offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the Tender Offers, and, if so, the principal amount of Notes to tender.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include statements about the purchase of the Notes and amount of the consideration paid therefor; the expected source of funds for the Tender Offers; the deadlines, determination dates and settlement dates regarding the Tender Offers; the payment of accrued and unpaid interest; the use of a proration factor in respect of the 6.80% Notes due 2038 and 5.95% Notes due 2035; and the series of Notes to be accepted for purchase pursuant to the Tender Offers.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management Discussion and Analysis for the Second Quarter of 2024 dated August 6, 2024, its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

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